SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of May 17 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


                                                 PRESS RELEASE

                                                                Press enquiries:
            David Beck, tel: +44 (0) 207 306 1490; email: david.beck@marconi.com

                                                             Investor enquiries:
            Salim Alam, tel: +44 (0) 207 306 1324, email: salim.alam@marconi.com Karen Keyes, tel: +44 (0) 207 306 1345, email: karen.keyes@marconi.com


                   MARCONI CORPORATION PLC: UNAUDITED RESULTS
               FOR THE THREE MONTHS AND YEAR ENDED 31 March 2005

London -17 May 2005- Marconi Corporation plc (LSE: MONI, NASDAQ: MRCIY) today announced results for the three months and year ended 31 March 2005.

Q4 HIGHLIGHTS (Continuing Operations)


   - 5% sales growth (Q4 FY05 GBP346 million; Q3 FY05 GBP330 million)

        * Sales growth continues to be driven by Access Networks and Network Services
        * BBRS revenues GBP30 million in Q4 FY05 (Q3 FY05 GBP30 million)

   - Adjusted operating profit2 of GBP19 million (Q3 FY05 GBP10 million)

   - Operating loss after share options, goodwill amortisation and exceptional items of GBP15 million (Q3 FY05 GBP21 million loss)

   - Cash balance remains strong, with Q4 operating cash inflow of GBP12 million

        * Net cash of GBP297 million at 31 March 2005

   - Key customer wins and announcements

        * New win with next-generation DWDM into Telefonica
        * Huawei Mutual Distribution Agreement announced today will expand data products portfolio

FY05 FINANCIAL HIGHLIGHTS (Continuing Operations)

   - 4% sales growth (FY05 GBP1,270 million; FY04 GBP1,218 million at constant currency(1))
   - Adjusted operating profit(2) of GBP28 million (FY04 GBP55 million loss)

        * Adjusted gross margin(3) (FY05 32.5%; FY04 30.4%) impacted by fierce pricing pressure and business mix with a higher proportion of Access products and Network Services sales
        * Continued focus on cost reductions in adjusted operating expenditure(4)(FY05 GBP385 million; FY04 GBP433 million)

   - FY05 Operating loss after share options, goodwill amortisation and exceptional items of GBP95 million (FY04 GBP249 million loss)

Mike Parton, CEO of Marconi said; "The last financial year showed further good progress; we achieved continued sales growth and a return to adjusted operating profitability. We have a strong business built on our excellent technology and service offering.

"Whilst we are extremely disappointed not to have been selected as a preferred supplier for BT's 21CN programme, the actions we had already taken to rebuild the business over the last three years will enable us to make further progress this year, despite BT's decision. Product manufacturing and overhead cost reductions will remain key in our efforts to address the competitive environment of our industry.

"The mutual distribution agreement signed with Huawei last week enables us to offer our customers new competitively priced data products that complement our own optical, access and softswitching products. Huawei will resell our microwave radio solutions and services as part of their wireless network projects. Our strong services business continues to be an important part of our offer to both telecommunications and enterprise customers."

(1) Constant currency measures recalculate the comparative period at current period average exchange rates. FY04 sales of GBP1,244 million at FY05 average exchange rates are GBP1,218 million.

(2) Stated before share option costs, exceptional items and goodwill amortisation, see page 22.

(3) Stated after cost reclassification and before exceptional items, see page 21 and 23.

(4) Stated after cost reclassification and before share option costs, exceptional items and goodwill amortisation, see page 22.



OVERVIEW

Group Profit & Loss
                                 Three months ended               Year ended
                             31         31           31         31           31
                          March   December        March      March        March
                                           (Proforma)(1)           (Proforma)(1)
GBP million                2005       2004         2004       2005         2004

Sales
Continuing
Operations                  346        330          329      1,270        1,244
Discontinued
Operations                    -          -           65         67          314
                         --------   --------     --------   --------     --------
Group                       346        330          394      1,337        1,558
                         ========   ========     ========   ========     ========

Adjusted Gross Profit
Continuing
Operations(1)               110        109          113        413          378
Adjusted Gross
Margin %                   31.8%      33.0%        34.3%      32.5%        30.4%
Discontinued
Operations                    -          -           18          9           72
                         --------   --------     --------   --------     --------
Group(1)                    110        109          131        422          450
                         --------   --------     --------   --------     --------
Exceptional
Items
- Continuing
Operations                    -          1            -          5            9
                         --------   --------     --------   --------     --------
Group Gross
Profit (1)                  110        110          131        427          459
                         ========   ========     ========   ========     ========
Group Gross
Margin %                   31.8%      33.3%        33.2%      31.9%        29.5%
                         ========   ========     ========   ========     ========

Adjusted Operating
Profit/(Loss)
Continuing
Operations                   19         10           14         28          (55)
Operating
Exceptional
Items                        (8)        (4)         (12)        (9)         (76)
Share Option
Costs                        (4)        (4)         (12)       (25)         (31)
Goodwill
Amortisation                (22)       (23)         (22)       (89)         (87)
                         --------   --------     --------   --------     --------
Operating Loss              (15)       (21)         (32)       (95)        (249)
Continuing Operations
Discontinued
Operations                    -          -            6         (4)           8
                         --------   --------     --------   --------     --------
Group                       (15)       (21)         (26)       (99)        (241)
                         ========   ========     ========   ========     ========


(1) FY04 stated after cost reclassification and before exceptional items, see page 23.


Continuing Operations Overview

Three months ended 31 March 2005 compared with three months ended 31 March 2004

Sales from Continuing Operations increased by 5 per cent compared to the three months ended 31 March 2004, with increases in Access Networks in Germany and the UK offset by a decline in BBRS sales. Associated with increases in equipment revenues, we also recorded higher Installation, Commissioning and Maintenance (IC&M) revenues in the quarter.

Adjusted gross profit from Continuing Operations was slightly down on last year. Sales volume, cost reductions and product mix drove a GBP17 million increase in adjusted gross profit in the Optical and Access Networks business, which was offset by a reduction in adjusted gross profit in BBRS and Network Services.

The adjusted gross margin from Continuing Operations reduced from 34.3% to 31.8% due to higher BBRS sales and high margin Network Services sales in the prior year.

After adjusted operating expenses of GBP91 million in the quarter (Q4 FY04 GBP99 million), adjusted operating profit from Continuing Operations was GBP19 million, increased from GBP14 million in the prior year.

The operating loss from Continuing Operations was GBP15 million in the quarter, after operating exceptional items (GBP8 million), goodwill amortisation (GBP22 million) and share option costs (GBP4 million). This represented a decrease in operating loss compared with GBP32 million recorded in the same quarter of the previous year, when operating exceptionals and share option costs were higher.

Three  months ended 31 March 2005  compared  with three months ended 31 December
2004

On a sequential basis, Continuing Operations sales were up 5 per cent. Optical and Access Networks sales increased as a result of higher spend by customers in Australia and Italy. Network Services sales also increased as a result of higher IC&M sales in the UK. BBRS sales were stable quarter on quarter.

Adjusted gross profit increased marginally due to improvements in the Optical and Access Networks segment. The adjusted gross margin declined on a quarter-on-quarter basis due to lower margins achieved on IC&M related to Access products and the completion of a UK Government contract. The increase in adjusted operating profit to GBP19 million from GBP10 million in the previous quarter was the result of reduced operating expenses, predominantly due to overhead efficiencies and the receipt of grant income offsetting R&D costs. Despite a small increase in exceptional charges related to restructuring, the higher adjusted operating profit resulted in a reduction in the operating loss to GBP15 million in the quarter.

Group Overview

Group sales for the quarter were down on a year-on-year basis due to the disposal of the North American Access (NAA) business in February 2004 and the Outside Plant and Power (OPP) business in August 2004. We did not record any further revenues from Discontinued Operations in the quarter.

Sales from Discontinued Operations for the year ended 31 March 2005 were GBP67 million (year ended 31 March 2004 GBP314 million) and operating loss was GBP4 million (FY04 profit GBP8 million).


BUSINESS UPDATE

Book to Bill

The book to bill(1) from Continuing Operations in Q4 was 1.01, compared to 0.89 in the fourth quarter of the prior year. The book to bill ratio in Network Services rose to 1.27, driven primarily by the booking of orders under our Tube Lines contract. In Optical and Access Networks, book to bill reduced to 0.84, reflecting end of year seasonality whilst BBRS rose to 1.02 from 0.89 in the previous quarter.

The book to bill for the year to 31 March 2005 of 1.01 was consistent with the prior year.

(1) Book to bill is the ratio of order intake divided by the level of sales in any given period.

Key Wins

Since the Q3 OFR, we have had a number of significant wins:

We have been awarded a contract by Telefonica de Espana, to supply two optical links between Madrid and Barcelona. The Multihaul 3000 is the first next generation Dense Wave Division Multiplexing (DWDM) system supplied to Telefonica. It is also the first DWDM system supplied and installed through our partnership with Ericsson. Our DWDM solution has also been selected by a major mobile operator to build a backbone network in Southern Europe. In the quarter, we also agreed a contract for new AccessHub functionality with a customer in Southern Europe and signed a new contract to manage an existing UK customer's access network.

Key Customer Overview

In the year ended 31 March 2005, our ten largest customers were (in alphabetical order): BT, Deutsche Telekom, E-Plus, Metro City Carriers (Germany), O2, Telecom Italia, Telkom South Africa, Telstra, US Federal Government and Vodafone. In aggregate, these customers accounted for 57 per cent of sales from Continuing Operations. The ten largest customers accounted for 55 per cent of sales from Continuing Operations in the year ended 31 March 2004.

Sales to BT

BT was our largest customer and accounted for 25 per cent of sales from Continuing Operations for the year ended 31 March 2005 (year ended 31 March 2004 was 25 per cent).

The breakdown of our revenues from BT is as follows:

Sales to BT, Year ended 31 March 2005


GBP million
Services of which:                                                         173
    Cable Services                                             101
    IC&M and Support                                            72
Optical                                                                     88
Legacy Access                                                               48
Broadband Access                                                            13

Total Sales                                                                322


Of our total sales revenues of GBP322 million with BT, GBP173 million were services revenues. The largest element of our services revenues for the year ended 31 March 2005 was the GBP101 million earned under our four-year frame services contract with BT Cable Services. The contract, which runs to 2008, involves the installation of fibre and copper services to residential and business users and is not directly associated with the BT 21CN network transformation project.

The balance of our services revenues (GBP72 million) was for the installation and commissioning and support of optical, access and switching equipment.

Our optical sales to BT are under a three-year frame contract, which guarantees Marconi a minimum of 70 per cent of BT's transmission requirements until March 2006. Optical sales to BT in the year ended 31 March 2005 were GBP88 million.

Broadband access rollout, which is also covered under our three-year frame contract with BT, accounted for GBP13 million of product sales in the current financial year, having increased to GBP7 million in the final quarter of the year. The contract with BT runs until August 2006.

Legacy access products made up the balance of sales to BT (GBP48 million).

While it has recently been announced that Marconi has not been selected as a preferred supplier for BT's next-generation 21st Century Network, we expect to continue to supply products and services to BT under existing contracts.

Non-BT Sales

In the year ended 31 March 2005, non-BT sales increased to GBP948 million (FY04:
GBP939 million). The Optical and Access business grew 10 per cent year on year and represented 54 per cent of the non-BT revenues. Excluding BBRS, non-BT sales increased by 7 per cent from GBP754 million to GBP808 million.


Non-BT Sales by Business (%), Year ended 31 March


                                                         2004             2005

Optical and Access                                        49%              54%
Network Services                                          31%              31%
BBRS                                                      20%              15%


With the exception of the US Federal Government, we saw spending increases by all of our ten largest customers in the year ended 31 March 2005.

In Northern Europe, the growth in European DSL rollout has fuelled deployment of our Access Hub with customers such as Bulldog (Cable & Wireless), while UK carrier customers such as Kingston, Jersey and Gamma Telecom have already deployed the Impact SoftSwitch in their networks. Optical customers include UK operators such as Energis as well as European operators such as KPN and Belgacom. In addition to our recently announced multi-vendor support contract with Energis, we also have ongoing support contracts with a number of UK carriers.

In Southern Europe, Telecom Italia is a major customer, with spending split evenly between optical and access equipment. The majority of our business continues to be under frame contracts covering SDH, access and optical DWDM. Vodafone is also an important customer, with their wireless traffic running on a Marconi optical backbone. We also continue to supply SDH and DWDM directly into Italian regional operators and indirectly into customers such as Telefonica through our distribution agreement with Ericsson.

Our Central European business continues to be driven by demand from the German mobile operators as we build their fixed wireless access and optical networks. As a group, the German metro city carriers also represent a significant revenue stream and we have begun to see firm orders for our next-generation optical products from these customers. In addition, we also recently announced a frame contract with T-Com for the supply of 40Gb optical DWDM and continue to provide them with our ServiceOnAccess tool for the management of their access network.

In the rest of the EMEA (Europe, Middle East and Africa) region, we also saw increased deployment of access products by Telkom South Africa as they extended their broadband access coverage. We also continue to supply SDH into Scandinavian regional operators.

Our Value-Added Services business is driven by long-term contracts for the build, maintenance and transformation of enterprise customer networks. We have recently announced a 13-year contract with Tube Lines and an 8-year contract with a Middle East Government defence customer. Other contracts include those with Toll Collect in Germany (which runs to 2009) a number of Highways Agency contracts (which run to 2007), and a Network Rail frame contract (which runs to 2010).

The US Federal Government business remained one of our ten largest customers in the year ended 31 March 2005. Although there has been some reduction of spend in recent quarter, switch and router sales and services contracts to the US Federal Government continue to be important contributors to overall sales in this account.

In Australia, we have a longstanding relationship with Telstra which has traditionally included SDH and network management. In the last few quarters, we have increased sales under our multi-year frame contracts for the supply and support of 10Gbs and 2.5Gbs optical networks.

FY05 Gross Margin drivers

The effect of lower BBRS sales and an increase in Network Services sales constrained gross margin expansion during the year.

We delivered improved adjusted gross margin in Optical and Access Networks in the first nine months of the year but price pressure intensified in the second half of the year and this curtailed further gross margin improvement.

During  the  year,  we  undertook  a  number  of  actions  to  improve   product
profitability including:

   -Product redesign in certain products within the legacy optical portfolio which yielded margin improvements, as did an increased volume of sales of next generation optical products.

   -Obtaining lower component costs.

   -The transfer of manufacturing of some of our next generation optical (OMS
    1664) and access (AXH) products to lower cost locations in Hungary and Malaysia was completed, establishing a base for further margin improvement as volume production of these products increases.


Future Business Drivers

Marconi Corporation plc and Huawei Technologies Co. Ltd. today announced that, as anticipated in the press release of 31 January 2005, they have now signed a mutual distribution agreement (MDA). Under the agreement, which follows the memorandum of understanding signed before, Marconi will resell Huawei's carrier-class data communications products to telco services providers only under OEM or other model as agreed by both companies. Huawei will resell Marconi's microwave radio, including next-generation microwave radio equipment, and associated network services, for Huawei's wireless network projects.

The two companies have agreed to a process wherein they will leverage their respective sales and marketing teams' capabilities and regional strengths on an account-by-account basis to bring products and support services to as many customers as possible. The partnership will offer customers more flexibility, choice and support. It will also ensure more rapid integration of next-generation technology and products as well as network solutions that are optimised for customers' businesses.

Discussions are continuing regarding joint product development and European accreditation by Huawei of Marconi's full suite of telco services for both fixed and mobile applications.

Business Organisation

On 6 May, we announced a new organisation structure that will ensure that the Company remains focused on delivering its commitments to customers whilst improving its competitiveness.

Marconi's current product units have been combined with its regional business organisations in order to create geographic centres of excellence based on the different product groupings. Marconi will continue to market its full product range on a global basis. The four new business groups are:

   -SoftSwitch (Northern Europe)

   -Wireless (Central Europe)

   -Optical & Access Networks (Southern Europe)

   -Data Networks (North America)

Each of these groups will continue to provide its customers with Network Integration and Installation, Commissioning and Maintenance Services.

Our strong Value Added Services business will continue to offer end-to-end services solutions to enterprise customers. The APAC and Middle East regional business areas will continue as sales and service channels for the regional product businesses.

Combining the product organisations with the regional businesses will enable the Company to dismantle much of the current UK based central Operations organisation leading to significant cost savings. In addition overhead cost reduction initiatives across all the Company's other business functions are being instigated with immediate effect. Associated with this announcement, in addition to pre-existing cost reduction plans such as BBRS and payphones, is a proposed headcount reduction of 800 jobs in the UK.


OUTLOOK

Following BT's announcement on preferred suppliers for its 21CN project, we currently expect a reduction in BT revenues from equipment sales and associated services in the order of GBP50 million in FY06 compared to FY05.

More generally, pricing pressure remains fierce across products and services and this, together with changing business mix, will impact gross margins in FY06.

Despite this, overall we currently expect FY06 revenues at a similar level to FY05, based on continuing high levels of customer interest, tender activity and trials across our products as well as services.

We continue to target business cost reductions to counter the pricing pressures we are seeing:

     - We are focusing our R&D spend on those products which we see as having the highest sales growth and profit potential. We are also maintaining our commitment to product roadmaps and features which our customers require. As a result the R&D spend is expected to show a modest reduction as we will no longer be developing BT-specific features for the Impact SoftSwitch.


     - We continue to migrate more of our outsourced manufacturing to lower cost locations. Our recently announced business organisation (which devolves supply chain, R&D and product management to our Regional Businesses) is expected to begin generating headcount and associated cost savings from the second half of FY06. In addition further business cost reductions and efficiency gains are expected from other existing initiatives. As a result we expect to achieve overall cost savings on an annualised basis of approximately GBP50 million; around half of this amount is expected to be realised in FY06. The restructuring cash costs of achieving the necessary headcount and associated cost savings are expected to be approximately GBP55 million, including cash spend related to existing restructuring provisions. Of these cash costs, we expect to incur approximately GBP45 million in FY06. As a result, the estimated P&L charge for restructuring in FY06 will be GBP36 million.


     - Beyond FY06 we expect to achieve supply chain cost savings of up to GBP25 million on an annualised basis as we introduce competitive sourcing amongst our outsourced manufacturing partners and implement free market agreements, which will allow Marconi to source products from the lowest cost suppliers.

In the light of the above we currently expect to see continuing progress in FY06.


RESULTS OF OPERATIONS

Set out below are the results of our operating segments. These results are shown before the cost of exceptional items, share option costs and goodwill amortisation. A reconciliation of our adjusted operating results to our operating loss is set out in Table V on page 22 and commented upon on page 4.


Optical and Access Networks


                                   Three months ended             Year ended
                            31             31             31          31
                         March       December          March         March
                                                (Proforma)(3)    (Proforma)(3)
                          2005           2004           2004     2005     2004

Sales (GBPm)               187            183            167      659      612
Book to Bill Ratio        0.84           0.99           0.88     0.99     0.97
Adjusted Gross Profit(2)
(GBPm)                      70             69             53      239      170
Adjusted Gross Margin%    37.4%          37.7%          31.7%    36.3%    27.8%
Adjusted Operating
Profit / (Loss)(1) (GBPm)   21             11             (2)      20      (68)


 (1) Segmental  Adjusted  Operating Profit before Central costs of GBP8 million in Q4 FY05 (GBP8 million in Q4 FY04) and GBP32 million in FY05 (GBP35 million in FY04)and also before share option costs, goodwill amortisation and exceptional items. (2) Adjusted Gross Profit stated after cost reclassification and before exceptional items, see page 21. (3) FY04 stated after cost reclassification and before exceptional items, see page 23.

Sales of Optical Network equipment increased from GBP84 million in the quarter ended 31 March 2004 to GBP87 million in the quarter ended 31 March 2005. This was primarily due to increased sales to Telecom Italia and to Telefonica through our distribution agreement with Ericsson. We have continued to make sales under the Telstra optical deployment programme. However, this was offset by reduced sales in India and China under frame contracts, predominantly to China Unicom and China Power.

Sales of Optical Network equipment were slightly down compared with the quarter ended 31 December 2004 (GBP89 million). The increased sales from the Telstra deployment mentioned above, and additional sales of the Multihaul product to a Scandinavian operator were offset by lower sales to Telecom Italia than in the previous quarter, although this was in line with expected seasonality. The quarter also saw a slowdown in BT transmission spend as BT progressed its 21CN project.

Sales of Access Network equipment increased by 20 per cent from GBP83 million in the quarter ended 31 March 2004 to GBP100 million in the quarter ended 31 March 2005. Fixed wireless access products accounted for 36 per cent of Access Network sales, as German mobile operators continued to roll out their networks. This quarter also saw growth in sales of broadband access to Versatel in Germany and Telkom South Africa as well as continued deployment in the UK under our frame contracts with BT and Bulldog. This growth was partially offset by the reductions in sales of other access products (29 per cent of Access Network sales), predominantly in Northern Europe, as a result of BT reduced expenditure on legacy products and reduced payphone sales in the UK and South Africa following our announced withdrawal from these businesses.

Access Networks sales increased by GBP6 million compared to the quarter ended 31 December 2004. This was primarily due to Broadband rollout in Telecom Italia, BT and Bulldog, which more than offset the decline in BT legacy access spend. Despite significant growth in sales to one of our German mobile customers, we saw an overall decrease in fixed wireless access in Germany compared to last quarter consistent with seasonal patterns.

Book to bill for Optical and Access Networks was 0.84 for the quarter to 31 March 2005. This represents a decline from 0.88 in the quarter to 31 March 2004 due to lower order intake in the UK for payphones and other legacy access. The book to bill for the quarter was below the prior quarter of 0.99 due to the decrease in BT orders for Optical transmission equipment, and seasonal patterns in some of our German customers.

Adjusted gross profit in Optical and Access Networks was GBP70 million in the three months to 31 March 2005 (GBP53 million in the quarter to 31 March 2004). This represented an adjusted gross margin of 37.4%, an improvement over the prior year result of 31.7%. The GBP17 million increase was driven by product cost reductions, higher volumes, particularly in Germany and also favourable product mix within Access, in UK broadband access sales to BT and Bulldog and in Telkom South Africa.

The adjusted gross profit of GBP70 million in the current quarter was in line with the previous quarter, and represented a gross margin of 37.4% (Q3 37.7%).

Adjusted operating profit in the quarter ended 31 March 2005 was GBP21 million, compared with a GBP2 million adjusted operating loss in the same quarter last year. This was driven by gross profit improvements.

The increase in adjusted operating profit from GBP11 million achieved in the quarter ended 31 December 2004 was due to reduced operating expenses in the quarter following the receipt of GBP5 million of government grants on completed development projects.



Broadband Routing & Switching (BBRS)


                                  Three months ended              Year ended
                          31 March     31 Dec       31 March       31 March
                                                  (Proforma)      (Proforma)
                              2005       2004           2004     2005     2004

Sales (GBPm)                    30         30             46      140      185
Book to Bill Ratio            1.02       0.89           1.32     0.86     1.02
Adjusted Gross Profit (GBPm)    18         18             30       86      116
Adjusted Gross Margin %       60.0%      60.0%          65.2%    61.4%    62.7%
Adjusted Operating Profit(GBPm)  3          3             12       25       44



Sales in BBRS in the quarter to 31 March 2005 were GBP30 million compared with GBP46 million in the same quarter of the previous year. Service revenues remained stable year-on-year at GBP12 million, while equipment sales reduced from GBP34 million to GBP18 million. This decrease was due to the previously disclosed reduced US Federal Government spending and decreases in US service provider business compared to last year.

BBRS sales of GBP30 million were unchanged on the prior quarter, with the distribution of sales between services and equipment also remaining unchanged. Book to bill ratio for Q4 FY05 was 1.02, reduced from the Q4 FY04 position of
1.32. This was due to reduced orders from the US Federal Government for the BXR product and associated services, as previously disclosed. The increase from 0.89 in Q3 FY05 was due to the Q4 renewal of Federal support contracts, extending to January 2006.

Adjusted gross profit for the three months to 31 March 2005 was GBP18 million compared with GBP30 million in the same period last year. Driven by an increased proportion of services and sales to US enterprise customers, adjusted gross margin for the period was 60.0% compared with the prior year adjusted gross margin of 65.2%.

Adjusted gross profit and adjusted gross margin were consistent with the prior quarter.

Adjusted operating profit of GBP3 million for the quarter ended 31 March 2005 is below prior year due to the reduction in sales volume, and unchanged from the quarter ended 31 December 2004.

We have continued with our previously announced actions to refocus the BBRS R&D effort on Federal requirements and have taken actions to re-align our cost base. The realignment of the cost base resulted in a headcount reduction of 150 during March and April 2005.



Network Services


                                  Three months ended              Year ended
                          31 March     31 Dec       31 March       31 March
                                                  (Proforma)      (Proforma)
                              2005       2004           2004     2005     2004

Sales (GBPm)                   129        117            116      471      447
Book to Bill Ratio            1.27       1.15           0.74     1.08     1.09
Adjusted Gross Profit (GBPm)    22         22             30       88       92

Adjusted Gross Margin %       17.1%      18.8%          25.9%    18.7%    20.6%
Adjusted Operating Profit
/ (Loss)(GBPm)                   3          4             12       15        9



Sales of Network Services in the quarter ended 31 March 2005 were GBP129 million compared to GBP116 million in the quarter ended 31 March 2004. This was due primarily to IC&M sales, which were GBP60 million in the quarter compared with GBP44 million in the prior year quarter, as a result of increased access sales in the UK and Germany. We also saw additional revenues in Australia as we began to roll out the Telstra 2.5Gbs contract.

In the Value Added Services business, sales in the current quarter of GBP69 million were below the sales of GBP72 million in the same quarter of the previous year. Whilst we saw increased sales of BT cable services, this was offset by a now completed UK Government contract and a non-recurring software sale to a US wireless operator in the same period last year.

Sales of Network Services in the quarter increased from GBP117 million in the previous quarter, with most of the increase attributable to IC&M in support of the UK broadband rollout.

Within the Value Added Services business, sales increased from GBP64 million in the previous quarter to GBP69 million. Increased sales from a major rail contract, which is nearing completion, were partly offset by reduced sales to BT Cable Services.

The Book to Bill ratio in the  quarter to 31 March 2005 was 1.27  compared  with
0.74 in the same period last year. The increase was due to booking our share of the multi-year Tube Lines joint venture order in the quarter.

The adjusted gross profit and adjusted gross margin of GBP22 million (17.1%) was below Q4 FY04 (GBP30 million; 25.9%) as in the prior year we benefited from a high margin software sale to a US wireless operator, and higher margins from long term contracts which have now been completed.

The adjusted gross profit was stable compared to the prior quarter at GBP22 million. The decline in gross margin quarter on quarter was driven by the low margin earned on UK broadband IC&M, and the completion in Q3 of the high margin UK Government contract.

The reduction in adjusted operating profit to GBP3 million from GBP12 million in the quarter ended 31 March 2004 is driven by the reduction in gross profit.


Other Financial Items

Adjusted operating expenses (see page 22)

Three months ended 31 March 2005

Adjusted operating expenses(1) declined from GBP99 million in the previous quarter to GBP91 million.

Net R&D expenditure of GBP42 million (Q3 FY05: GBP48 million) included GBP5 million of Government grant income for development projects approved and completed in the quarter, resulting in a significant decrease in R&D expenditure on the previous quarter.

Compared to the quarter ended 31 March 2004, the decline in R&D spend reflected cost reduction programmes and higher grant income. Sales and Marketing increased by GBP2 million to GBP34 million as we invested in customer programmes and next generation trial activity. G&A expenses further declined from GBP20 million to GBP16 million due to efficiency improvements.

Year ended 31 March 2005

At the quarter ended 30 September 2004, we guided to a GBP10 million increase in adjusted operating expenses for the year. This was to be spent primarily in R&D to support SoftSwitch development as well as on Sales and Marketing costs associated with increased customer bids and trials.

We have made the additional investment in R&D and the quarterly spend in this area has increased to GBP47 million.

Over the year, we increased R&D investment to support our next generation product portfolio. In addition, we were able to achieve R&D savings over the previous year (FY05 GBP181 million, FY04 GBP200 million). This efficiency in R&D spend was the result of rationalisation of R&D locations and streamlining of R&D programmes. An analysis of R&D spend by product area is shown below:



R&D Expenditure by Business

As % of Total Adjusted R&D Expenditure(2) (Continuing Operations)


                       Year ended 31 March 2005        Year ended 31 March 2004

Optical Networks                            43%                             42%
Access Networks                             36%                             33%
BBRS                                        18%                             20%
Network Services                             3%                              5%


 (1) Adjusted operating expenses stated after cost reclassification and before share option costs, exceptional items and goodwill amortisation, see page 22. (2) Stated before share option costs.


Sales and Marketing expenses remained stable at GBP34 million per quarter throughout the year. This was a result of new investments for customer trials being offset by savings achieved in other areas. Quarterly G&A costs have declined (from GBP18 million in the first quarter to GBP16 million this quarter) as we saw efficiency improvements over the previous year.

Total adjusted operating expenses for the year reduced by GBP48 million to GBP385 million, compared to GBP433 million in the previous year. We employed 9,810 employees at 31 March 2005 (9,950 at 31 December 2004).

Operating exceptional items increased to GBP8 million in the quarter and represents GBP12 million for the cost of committed restructuring plans in Italy, Germany, Payphones and UK, less GBP4 million provision release, set up to cover financial restructuring costs at May 2003.

Share option costs were GBP4 million in the quarter, constant with the previous quarter and reduced from GBP12 million in the fourth quarter for FY04.

Goodwill amortisation remained at a stable level of GBP23 million in the first quarter and GBP22 million in each remaining quarter in FY05.

In the quarter, the operating loss from Continuing Operations was GBP15 million, after operating exceptional items (GBP8 million), goodwill amortisation (GBP22 million) and share option costs (GBP4 million). This represented a decrease in operating loss compared with GBP32 million recorded in the same quarter of the previous year, when operating exceptional items from our restructuring and share option costs were higher.

In the quarter we have had no impact from discontinued operations, however in the same quarter of the previous year we benefited from an operating profit of GBP6 million in our OPP business. In addition, we benefited last year from non-operating exceptional gains of GBP72 million largely due to the profit on disposal of NAA. Net interest and finance expenditure amounted to nil in the current quarter compared to a GBP35 million charge in the same quarter last year, principally in relation to the premium paid on redemption of Junior and Senior Notes.

As a result of the above, the loss on ordinary activities before taxation amounted to GBP15 million this quarter compared to an GBP11 million profit in the same quarter of the previous year.

In the quarter, the net taxation credit of GBP68 million was mainly due to the reversal of prior period provisions of GBP42 million following progress to resolve historic US and UK tax issues and audits. In addition, we have recognised a credit for UK tax refunds of GBP14 million received in April 2005. In the same quarter of the previous year, the net tax credit was GBP5 million due mainly to the release of deferred tax credits of GBP6 million. As previously disclosed, there is ongoing tax litigation with the Indian tax authorities. Marconi has sought leave to appeal against the High Court decision to the Indian Supreme Court and is currently waiting to hear the outcome of its application for a Supreme Court hearing. A potential cash outflow of GBP6 million for tax and related interest is at risk.

Consequently, profit on ordinary activities after taxation amounted to GBP53 million in the quarter compared with GBP16 million the last quarter in the previous year.

In the year, the operating loss from Continuing Operations was GBP95 million, after operating exceptional items (GBP9 million), goodwill amortisation (GBP89 million) and share option costs (GBP25 million). This represented a decrease in operating loss compared with GBP249 million recorded last year, when operating exceptional items from our restructuring were significantly higher.

The operating result from Discontinued Operations was GBP4 million loss this year compared with GBP8 million profit in the prior year. In addition, last year we incurred operating losses in our joint ventures and associates of GBP13 million.

Our non-operating exceptional items amounted to GBP103 million this year due to the profit on disposal of OPP, and GBP177 million last year, principally due to gains on disposal of North American Access, Easynet and other fixed asset investments. We also made a GBP25 million gain last year as a result of our financial restructuring.

In the year, net interest amounted to nil compared with GBP35 million in the previous year payable on our loan notes. Net finance expenditure of GBP31 million in the current year arose principally from the premium payable on the redemption of our Junior and Senior loan notes. In the previous year net finance expenditure totalled GBP82 million due to an exceptional write off of capitalised losses arising from our financial restructuring.

As a result of the above, the loss on ordinary activities before taxation amounted to GBP27 million this year compared to GBP171 million in the previous year.

Taxation in the year amounted to a GBP48 million credit and included a current year tax charge of GBP3 million and GBP51 million of prior year tax provisions released or taxation recoverable. In the previous year ended, we benefited from a tax credit of GBP19 million, predominantly due to a non-operating tax credit of GBP20 million arising from our financial restructuring.

Consequently, profit on ordinary activities after taxation for the year amounted to GBP21 million compared with a loss of GBP152 million in the previous year.

Liquidity, capital resources and working capital

As set out on page 23, the Group recorded a GBP12 million operating cash inflow from Continuing Operations before exceptional items during the three months ended 31 March 2005 compared to a GBP8 million inflow during the previous quarter and a GBP46 million inflow in the corresponding quarter of the previous financial year.

Working capital movements offset the improved operating performance before exceptional items. Inventory increased in Q4 to support the rollout of our new contract with Telstra and in addition, orders delayed by BT towards the end of the quarter resulted in higher inventory.

Debtors increased due to higher sales in Q4. In addition debtor days rose from 61 to 64 days reflecting the annual receipt in Q3 under a long-term services contract. We factored GBP15 million of debtors at 31 March 2005 compared with GBP10 million at 31 December 2004 to offset delayed payment by a major customer.

The increase in creditors and consequent cash inflow was driven by further payments in advance being received on long-term contracts. Creditor days increased from 59 to 63 days.

Net cash at 31 March 2005 amounted to GBP297 million reduced from GBP311 million at 31 December 2004 as operating cash flow pre exceptional items was offset by redundancy payments, OPP disposal costs and increased capital expenditure which was incurred on supporting customer trials and new computer systems.

On a year-on-year basis, we saw an increase in net cash from GBP214 million (31 March 2004) to GBP297 million (31 March 2005).

OPP Disposal Costs

We guided to FY05 cash costs of GBP35 million for the disposal of OPP including GBP19 million for tax and GBP16 million for other costs. At 31 March 2005, we had incurred cash costs of GBP17 million including GBP6 million for tax. We now expect to recover GBP2 million of net tax paid and pay a further GBP5 million of other costs in FY06.

Restructuring Costs

We guided to GBP35 million of restructuring cash costs. At 31 March 2005, we had incurred GBP31 million of costs largely due to lower than expected costs on settlement of onerous contracts and recovery of payments on surplus inventory previously provided against.

Balance Sheet and Off-Balance Sheet Items

Provisions

At 31 March 2005 we had provisions of GBP145 million. This represented a decrease from the GBP161 million of provisions reported as 31 December 2004, largely due to:

   -Utilisation of provisions for OPP disposal costs, other indemnities and long term contracts in the normal course of business

   -Release and utilisation of provisions on long term contracts following resolution of contract risks

Our closing provision does not include any amount for the actions taken following the announcement on BT 21CN. In addition, committed restructuring plans in BBRS, which will be incurred in the first quarter of FY06, are also not currently included in these numbers.

Pensions and other retirement benefits

Our pension scheme deficit at 31 March 2005 amounted to GBP228 million, a GBP15 million reduction compared to GBP243 million at 31 December 2004.

At 31 March 2005, the largest single element of the pension deficit was accounted for by the UK scheme, which had a deficit of GBP109 million down from GBP129 million at 31 December 2004. The geographical split of our pension net deficit was as follows:


                                                             GBP million
                                                             Net deficit

UK                                                                 (109)
Germany                                                             (91)
Italy                                                               (17)
US                                                                  (11)

Total                                                              (228)



Movements in our pension scheme deficit for the year ended 31 March 2005 are detailed in Appendix VIII. The actuarial assumptions are set out in note 1 to the accounts, with the key elements of the gain detailed in Appendix IX.

Actuarial assessments of our defined benefit pension scheme and valuation of our pension scheme assets were undertaken at 30 September 2004 and 31 March 2005 with the net actuarial gain of GBP1 million being accounted for in the Consolidated Statement of Total Recognised Gains and Losses (STRGL) for the year ended 31 March 2005.

The UK plan benefited from greater than expected return on assets of GBP77 million since 30 September 2004 and experienced a GBP10 million gain from a reduction in the salary growth assumption (from 4.75 percent at 30 September 2004 to 4.25 percent at 31 March 2005). In addition, we have reduced our credited interest assumption from 3.00 percent at 30 September 2004 to 2.50 percent at 31 March 2005 to align with expected awards, resulting in a GBP35 million gain in the six months ended 31 March 2005.

Partially offsetting these gains for the UK plan is a loss arising from revisions to our mortality assumption. We have observed an increase in life expectancy since the last funding valuation and have also recognised that improvements in longevity are likely to continue into the future. Consequently we have made an additional allowance for this within the FRS17 liabilities at 31 March 2005. This resulted in a GBP102 million loss in the six months ended 31 March 2005.

Discount rates applied to our pension liabilities were reviewed at 30 September 2004 and 31 March 2005. Movements in the rates in the second half of the year led to a GBP9 million loss in the German plan.

A funding valuation is being carried out for the UK plan, as at 5 April 2005, and will be available during the second half of the current financial year.

Deferred Tax Assets

At 31 March 2005, we had unrecognised deferred tax assets of GBP817 million. This represents a 24 per cent increase on the GBP659 million disclosed at 31 March 2004, primarily due to the accessibility of US tax losses and attributes. We announced at the time of our refinancing that our US tax losses in existence at 19 May 2003 would be forfeit. We have since then conducted a detailed technical review and undertaken extensive valuation work with external advisers. We have now concluded as a result of this work, and our advisers have confirmed, that a large part of our pre-refinancing US tax attributes are accessible.

Our unrecognised tax assets are closely aligned with the geographies in which we do business today. The distribution of tax assets by geography is as follows:


Distribution of Tax Assets


                                     GBP million
UK                                         413
US                                         144
Italy                                      134
Germany                                    101
Brazil                                      14
Other                                       11
Total                                      817


Some of these deferred tax assets expire if they are not used within local statutory timelines.

In accordance with FRS 19, we will not recognise deferred tax assets until such time as we are sufficiently certain that we will be able to recover these assets.

We will continue to incur ongoing tax cash costs where losses are unavailable to cover any historic tax audit adjustments and/or future taxable profits.

International Financial Reporting Standards (IFRS) As previously disclosed, we expect to issue a reconciliation between UK GAAP and IFRS reporting at the end of June 2005.

FURTHER INFORMATION

Analyst Presentation and Conference Call

Management will host a presentation for analysts and investors at 8.30am (UK time) on Tuesday 17 May 2005.

Analysts and investors wishing to attend the presentation in person should contact investor.relations@marconi.com or +44 (0)20 7306 1345 to register and obtain full details.

A simultaneous conference call facility will be available. The call can be accessed on Marconi's website or by dialing +44 (0)20 8974 7900 (in the UK or International) or +1 718 354 1175 (in the US) and quoting "Marconi Q4 Results". Presentation materials will be available at www.marconi.com from 12pm.

A replay facility will be available for 14 days by dialing +44 (0)1296 618700, access code 273723 (UK or International) or +1 617 801 6888, access code 16530313 (in the US).


Forward-Looking Statements

This document contains certain statements that are not historical facts, including statements about Marconi's expectations and beliefs and statements with respect to its plans and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. Undue reliance should not be placed on such statements, which are based on Marconi's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, future revenues being lower than expected; increasing competitive pressures within the industry and general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected. Marconi has identified some important factors that may cause such differences in the Company's Form 10-K annual report for year ended 31 March 2004 as filed with the US Securities and Exchange Commission. Marconi disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

About Marconi Corporation plc

This report is prepared under UK Generally Accepted Accounting Principles
(GAAP).

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The Company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The Company's customer base includes many of the world's largest telecommunications operators.

The Company is listed on the London Stock Exchange under the symbol MONI and on Nasdaq under the symbol MRCIY.

Additional information about Marconi Corporation plc can be found at www.marconi.com.



SUPPORTING TABLES

I. ANALYSIS OF SALES BY PRODUCT AREA


                                  Three months ended             Year ended
                          31 March     31 Dec    31 March         31 March
GBP million                   2005       2004        2004      2005      2004

Optical Networks                87         89          84       329       330
Access Networks                100         94          83       330       282
                             -------    -------     -------   -------   -------
Optical and Access
Networks                       187        183         167       659       612

BBRS Equipment                  18         19          34        89       130
BBRS Services                   12         11          12        51        55
                             -------    -------     -------   -------   -------
BBRS                            30         30          46       140       185

IC&M                            60         53          44       207       182
VAS                             69         64          72       264       265
                             -------    -------     -------   -------   -------
Network Services               129        117         116       471       447
                             -------    -------     -------   -------   -------
Continuing Operations          346        330         329     1,270     1,244
                             =======    =======     =======   =======   =======


II. ANALYSIS OF SALES BY GEOGRAPHICAL DESTINATION


                                     Three months ended
                    31 March            31 December           31 March
                      2005                 2004                 2004
               GBP m         %     GBP m           %     GBP m           %

United Kingdom   128      37.0       119        36.1       115        35.0
Italy             35      10.1        37        11.2        40        12.2
Germany           72      20.8        72        21.8        52        15.8
Other EMEA        51      14.7        46        13.9        46        14.0
                ------    ------    ------      ------    ------      ------
EMEA             286      82.6       274        83.0       253        77.0

NA                28       8.1        30         9.1        41        12.4
CALA              10       2.9         9         2.7        10         3.0
APAC              22       6.4        17         5.2        25         7.6
                ------    ------    ------      ------    ------      ------
Continuing
Operations       346     100.0       330       100.0       329       100.0
                ======    ======    ======      ======    ======      ======



III. ANALYSIS OF GROSS PROFIT AND GROSS MARGIN BY PRODUCT AREA


                                   Three months ended             Year ended
                               31        31           31             31
                            March       Dec        March            March
GBP million                  2005      2004         2004      2005         2004
                                            (Proforma)(1)          (Proforma)(1)

Adjusted gross profit by
business
Optical and Access
Networks                       70        69           53       239          170
                             37.4%     37.7%        31.7%     36.3%        27.8%
BBRS                           18        18           30        86          116
                             60.0%     60.0%        65.2%     61.4%        62.7%
Network Services               22        22           30        88           92
                             17.1%     18.8%        25.9%     18.7%        20.6%
                            -------   -------     --------   -------     -------
Continuing Operations         110       109          113       413          378
                            =======   =======     ========   =======     =======
Adjusted gross margin %      31.8%     33.0%        34.3%     32.5%        30.4%


Operating exceptional credit to
cost of sales
Optical and Access
Networks                        -         1            -         5            9
                            =======   =======     ========   =======     ========

Gross profit by business
Optical and Access
Networks                       70        70           53       244          179
                             37.4%     38.3%        31.7%     37.0%        29.2%
BBRS                           18        18           30        86          116
                             60.0%     60.0%        65.2%     61.4%        62.7%
Network Services               22        22           30        88           92
                             17.1%     18.8%        25.9%     18.8%        20.6%
                            -------   -------     --------   -------     --------
Continuing Operations         110       110          113       418          387
                            =======   =======     ========   =======     ========
Gross margin %               31.8%     33.3%        34.3%     32.9%        31.1%


(1) FY04 stated after cost reclassification and before exceptional items, see page 23


IV. ANALYSIS OF OPERATING EXPENSES

                                   Three months ended            Year ended
                                31       31           31             31
                             March      Dec        March            March
GBP million                   2005     2004         2004      2005         2004
                                             (Proforma)(1)          (Proforma)(1)

Research and Development
(before share
option costs)                   42       48           47       181          200
Sales and Marketing (before
share option
costs)                          34       34           32       136          152
General & Administration
(before share
option costs and exceptional
items)                          16       17           20        69           86
Net Other Operating Income      (1)       -                     (1)          (5)
                             -------   ------     --------   -------     --------
Adjusted Operating Expenses     91       99           99       385          433
Exceptional charge to
operating expenses               8        5           12        14           85
Share option costs               4        4           12        25           31
Goodwill amortisation           22       23           22        89           87
                             =======   ======     ========   =======     ========
Operating Expenses -           125      131          145       513          636
Continuing Operations
                             =======   ======     ========   =======     ========


V. ANALYSIS OF OPERATING RESULTS

                                Three months ended              Year ended
                            31        31            31             31
                         March       Dec         March            March
GBP million               2005      2004          2004      2005          2004
                                            (Proforma)(1)          (Proforma)(1)

Optical and Access
Networks(2)                 21        11            (2)       20           (68)
BBRS                         3         3            12        25            44
Network Services(2)          3         4            12        15             9
Central costs               (8)       (8)           (8)      (32)          (35)
Other                        -         -             -         -            (5)
                         -------   -------      --------   -------      --------
Adjusted operating
profit/(loss)               19        10            14        28           (55)

Operating exceptional
items                       (8)       (4)          (12)       (9)          (76)
Share option costs          (4)       (4)          (12)      (25)          (31)
Goodwill amortisation      (22)      (23)          (22)      (89)          (87)
                         =======   =======      ========   =======      ========
Operating loss -
Continuing Operations      (15)      (21)          (32)      (95)         (249)
                         =======   =======      ========   =======      ========


(1) FY04 stated after cost reclassification and before exceptional items, see page 23.

(2) The cost reclassification described on page 23 has been included in these figures, the effect of which was to reduce the operating loss for Optical and Access Networks by GBP3 million and reduce the operating profit in Network Services by GBP3 million for each quarter of FY04.

VI. COST RECLASSIFICATION

As previously described, from 1 April 2004 we have reclassified certain costs, which were previously accounted for within cost of sales and are now treated as operating expenses. This reclassification impacts our Optical and Access Networks and Network Services segments.

Management view these cost reclassifications as a more appropriate allocation of costs in order to increase control and accountability within the context of our continued move towards an outsourced supply chain model. For a more detailed explanation of the main factors contributing to the overall cost reclassification, please refer to our Operating and Financial Review for the period ending 31 March 2004 (page 4).

The reallocations do not represent changes of accounting policy and do not impact our operating profit/(loss), and we have not, therefore, restated prior year analysis. For ease of comparison, we have included below a table setting forth pro forma adjusted gross profit and adjusted operating expenses for each quarter of the previous financial year for Continuing Operations as if we had adopted the new cost allocations from 1 April 2003:



GBP million                                  Three months ended
                                  31 March   31 Dec   30 Sept        30 June
                                      2004     2003      2003           2003
Adjusted gross profit
Reported                               106       93        84             68
Adjusted gross margin %               32.2%    29.2%     27.5%          23.4%

Pro forma                              113      100        91             74
Adjusted gross margin %               34.3%    31.3%     29.8%          25.4%
                                     =======  =======   =======        =======

Adjusted operating
expenses
Reported                                92       97       104            113

Pro forma                               99      104       111            119
                                     =======  =======   =======        =======


VII. OPERATING CASH FLOW BEFORE EXCEPTIONAL ITEMS

                                                 Three months ended
GBP million                           31 March      31 December       31 March
                                          2005             2004           2004
Continuing operations:
Operating loss                             (15)             (21)           (32)
Operating exceptional items                  8                4             12
                                       ---------       ----------     ----------
Operating loss before exceptional
items                                       (7)             (17)           (20)

Depreciation charge                          9                9             12
Goodwill amortisation                       22               23             22
Shares to be issued related to share
options                                      4                4             10

(Increase)/decrease in stock                (6)              (9)            12
(Increase)/decrease in debtors             (49)               7             15
Increase/(decrease) in creditors            45               (1)            (7)
(Decrease)/increase in provisions           (6)              (8)             2
                                       ---------       ----------     ----------
Operating cash inflow                       12                8             46

Discontinued Operations - operating
cash flow                                    -                -              5
                                       ---------       ----------     ----------

Group operating cash inflow before
exceptional items                           12                8             51
                                       =========       ==========     ==========


VIII. PENSION DEFICIT MOVEMENTS

                                                               GBP million

Pension scheme deficit at 31 March 2004                                   (246)
Current service cost                                        (11)
Contributions and benefit payments                           15
Settlement & curtailment gains on disposal of OPP            16
Other finance charge                                         (1)
Actuarial losses                                            (11)
Foreign exchange                                             (3)
                                                           ------
Pension scheme deficit at 30 September 2004                               (241)

Current service cost                                         (5)
Contributions and benefit payments                            5
Foreign exchange                                             (2)
                                                           ------
Pension scheme deficit at 31 December 2004                                (243)

Current service cost                                         (6)
Contributions and benefit payments                            6
Other finance charge                                         (1)
Actuarial gains                                              12
Foreign exchange                                              4
                                                           ------         ------
Pension scheme deficit at 31 March 2005                                   (228)
                                                                          ======

IX. ACTUARIAL GAINS AND LOSSES

                                                                GBP million
UK
Loss on plan assets                                                         (6)
US
Loss on plan assets                                           (7)
Experience gains arising on scheme liabilities                 3
                                                            ------
                                                                            (4)
Italy
Loss from reduction in discount rate                                        (1)
                                                                          ------

Actuarial loss for the six months ended 30 September 2004                  (11)
                                                                          ------

UK
Gain on plan assets                                           77
Gain from reduction in salary growth assumption               10
Gain from reduction in credited interest rate                 35
Loss from change in mortality assumption                    (102)
                                                            ------
                                                                            20
US
Gain on plan assets                                                          3
Germany
Loss from reduction in discount rate                                        (9)
Experience loss arising on scheme liabilities                               (1)
Italy
Loss from reduction in discount rate                                        (1)
Gain from reduction in revaluation rate                                      1
Experience loss arising on scheme liabilities                               (1)
                                                                          ------

Actuarial gain for the six months ended 31 March 2005                       12
                                                                          ------
                                                                          ------
Actuarial gain for the year ended 31 March 2005                              1
                                                                          ======



CONSOLIDATED PROFIT AND LOSS ACCOUNT


                                            3 months ended        Year ended
                                                31 March           31 March
GBP million                          Note    2005     2004      2005      2004

Turnover
                                            -------   ------   -------   -------
Continuing Operations                   3     346      329     1,270     1,244
Discontinued Operations                 3       -       65        67       314
                                            -------   ------   -------   -------
Group                                   2     346      394     1,337     1,558

Operating profit/(loss)
Group operating profit/(loss)
                                            -------   ------   -------   -------
Excluding goodwill amortisation and
exceptional items                              15       10         1       (62)
Goodwill amortisation                         (22)     (24)      (91)      (98)
Operating exceptional items            4a      (8)     (12)       (9)      (81)
                                            -------   ------   -------   -------
                                        3     (15)     (26)      (99)     (241)
                                            -------   ------   -------   -------
Continuing Operations                         (15)     (32)      (95)     (249)
Discontinued Operations                         -        6        (4)        8
                                            -------   ------   -------   -------
                                        3     (15)     (26)      (99)     (241)

Share of operating loss of joint
ventures                                        -        -         -        (2)

Share of operating loss of
associates                                  -------   ------   -------   -------
Excluding goodwill amortisation and
exceptional items                               -        -         -        (6)
Goodwill amortisation                           -        -         -        (5)
                                            -------   ------   -------   -------
                                                -        -         -       (11)
                                            -------   ------   -------   -------
Total operating loss                    2     (15)     (26)      (99)     (254)

Non-operating exceptional items
                                            -------   ------   -------   -------
Gain on disposal of Discontinued
Operations                             4b       -       66       103        75
Gain on disposal of joint ventures
and associates                         4b       -        -         -        77

Gain on disposal of fixed assets and
investments in continuing operations   4b       -        6         -        25
                                            -------   ------   -------   -------
                                                -       72       103       177

Amounts written off investments        4c       -        -         -        (2)
Gain on waiver of balance payable to
M (2003) plc group                     4d       -        -         -        25


Net interest receivable/(payable)       5       2       (5)        -       (35)
Net finance expenditure                 6      (2)     (30)      (31)      (82)

Profit/(loss) on ordinary activities
before taxation                             -------   ------   -------   -------
Excluding goodwill amortisation and
exceptional items                              15      (25)      (30)     (187)
Goodwill amortisation and
exceptional items                             (30)      36         3        16
                                            -------   ------   -------   -------
                                              (15)      11       (27)     (171)
Tax credit on loss on ordinary
activities                                  -------   ------   -------   -------
Excluding tax on goodwill
amortisation and exceptional
Items                                          49       11        48         5
Exceptional tax credit/(charge)                19       (8)        -        12
Share of joint ventures                         -        2         -         2
                                            -------   ------   -------   -------
                                       7a      68        5        48        19

Profit/(loss) on ordinary activities
after taxation                                 53       16        21      (152)

Equity minority interests                       -        -         -        (1)
                                            -------   ------   -------   -------

Profit/(loss) on ordinary activities
attributable to equity shareholders
and
retained profit/(loss) for the
period                                         53       16        21      (153)
                                            =======   ======   =======   =======

Basic profit/(loss) per share           8                       10.3p    (61.4p)
Diluted basic profit/(loss) per         8                        9.7p    (61.4p)
share
Adjusted profit/(loss) per share        8                        8.8p    (54.2p)



CONSOLIDATED BALANCE SHEET

                                             31 March   31 December   31 March
GBP million                           Note       2005          2004       2004

Fixed assets
Goodwill                                          301           324        436
Tangible assets                                   116           115        148
Investments:
                                               --------     ---------   --------
Joint ventures share of gross assets               10            10         10
Joint ventures share of gross
liabilities                                       (10)          (10)       (10)
                                               --------     ---------   --------
                                                    -             -          -
Associates                                          3             5          6
Investments                                         5             3          3
                                               --------     ---------   --------
                                                    8             8          9
                                               --------     ---------   --------
                                                  425           447        593

Current assets
Stocks and contracts in progress         9        162           167        174
Debtors: amounts falling due within
one year                                10        391           332        388
Of which: Securitised receivables                  15            10          -
Non-recourse receipts                             (15)          (10)         -
Debtors: amounts falling due after
more than one year                      10          1             5          5
Cash at bank and in hand                11        334           349        519
                                               --------     ---------   --------
                                                  888           853      1,086

Creditors: amounts falling due within
one year                                12       (507)         (523)      (577)
                                               --------     ---------   --------

Net current assets                                381           330        509
                                               --------     ---------   --------
Total assets less current liabilities             806           777      1,102

Creditors: amounts falling due after
more than one year                      12        (28)          (30)      (285)
Provisions for liabilities and
charges                                 13       (145)         (161)      (219)
                                               --------     ---------   --------
Net assets before retirement benefit
deficits                                          633           586        598
Retirement benefit scheme deficits               (228)         (243)      (246)
                                               --------     ---------   --------

Net assets after retirement benefit
deficits                                          405           343        352
                                               ========     =========   ========

Capital and reserves
Called-up share capital                 14a        52            52         50
Shares to be issued                     15         24            22         25
Share premium account                   15          4             3          -
Capital reserve                         15          9             9          9
Capital reduction reserve               15        186           241        283
Profit and loss account                 15        129            15        (17)
                                               --------     ---------   --------

Equity shareholders' interests                    404           342        350
Equity minority interests                           1             1          2
                                               --------     ---------   --------

                                                  405           343        352
                                               ========     =========   ========

CONSOLIDATED CASH FLOW STATEMENT

                                                3 months
                                                 ended         Year ended
                                                31 March        31 March
GBP million                            Note   2005   2004     2005      2004

Net cash inflow from operating
activities before
exceptional items                      16a      12     51       23       151
Exceptional cash outflows from
operating activities                   4e       (7)   (35)     (43)     (166)

Net cash inflow/(outflow) from
operating activities after exceptional
items                                         ------ ------   ------   -------
Continuing Operations                            5     13       (8)      (33)
Discontinued Operations                          -      3      (12)       18
                                              ------ ------   ------   -------
                                                 5     16      (20)      (15)

Returns on investments and servicing
of finance                             16b       2    (35)     (32)      (72)
Tax paid                               16c      (1)    (1)      (7)       (4)
Capital expenditure and financial
investment                             16d     (14)    (2)     (32)       36
Acquisitions and disposals             16e      (3)   120      169       222
                                              ------ ------   ------   -------
Cash (outflow)/inflow before use of
liquid resources and financing                 (11)    98       78       167

Net cash (outflow)/inflow from
management of liquid resources         16f      (7)    81       23       103
Cash element of Scheme consideration   16g       -      -        -      (340)
Other net cash outflow from
financing                              16g       -   (260)    (266)     (416)
                                              ------ ------   ------   -------
Decrease in cash and net bank
balances repayable
on demand                                      (18)   (81)    (165)     (486)
                                              ====== ======   ======   =======


RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET MONETARY FUNDS/(DEBT)

                                            3 months ended        Year ended
                                                31 March           31 March
GBP million                          Note    2005     2004     2005       2004

Decrease in cash and net bank
balances repayable
on demand                                     (18)     (81)    (165)      (486)
Net cash outflow/(inflow) from
management of liquid resources                  7      (81)     (23)      (103)
Net cash outflow from decrease in
debt and lease
financing                                       1      260      270        416
                                            -------   ------   ------    -------

Change in net monetary (debt)/funds
resulting from cash flows                     (10)      98       82       (173)

Other non-cash changes                          -        -        -      3,956
Effect of foreign exchange rate
changes                                        (4)       8        1         48
                                            -------   ------   ------    -------
Movement in net monetary (debt)/
funds in the period                           (14)     106       83      3,831


Net monetary funds/(debt) at start
of period                                     311      108      214     (3,617)
                                            -------   ------   ------    -------

Net monetary funds at end of period    17     297      214      297        214
                                            =======   ======   ======    =======


CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                           3 months ended        Year ended
                                            31 March              31 March
GBP million                               2005       2004      2005     2004

Gain/(loss) on ordinary activities
attributable to shareholders            --------   --------   -------   ------
Group                                       53         16        21     (140)
Share of joint ventures                      -          -         -       (2)
Share of associates                          -          -         -      (11)
                                        --------   --------   -------   ------
                                            53         16        21     (153)

Exchange differences on translation         (8)        (8)        5       (3)
Actuarial gain recognised on
retirement benefit schemes                  12         82         1       96
                                        --------   --------   -------   ------

Total recognised gains and losses           57         90        27      (60)
                                        ========   ========   =======   ======



RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' INTERESTS


                                          3 months ended        Year ended
                                            31 March              31 March
GBP million                               2005       2004      2005       2004

Total recognised gains and losses           57         90        27        (60)
Net movement due to share options            4         10        21         25
New share capital and share premium          1          -         6      3,720
                                        --------   --------   -------    -------

Total movement in the period                62        100        54      3,685

Equity shareholders' interests at start
of period                                  342        250       350     (3,335)
                                        --------   --------   -------    -------

Equity shareholders' interests at end
of period                                  404        350       404        350
                                        ========   ========   =======    =======



NOTES TO THE NON-STATUTORY ACCOUNTS


1. ACCOUNTING POLICIES

Financial information in the non-statutory accounts is presented on a consistent basis with the UK accounting policies of Marconi Corporation plc, as set out in the Annual Report and Accounts for the year to 31 March 2004, other than for pensions and other post-retirement benefits discussed below. The unaudited results for the period should therefore be read in conjunction with the Marconi Corporation plc 2004 Annual Report and Accounts. The financial information does not comprise statutory accounts for the purposes of Section 240 of the Companies Act 1985 and has not been audited. The balance sheet information at 31 March 2004 has been extracted from the Annual Report and Accounts of Marconi Corporation plc for the year then ended. The audit report on those accounts, which have been delivered to the Registrar of Companies, was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

Pensions and other post-retirement benefits

At 31 March 2005, an actuarial assessment of our pension schemes was undertaken. For the UK plan, the largest of the Group's pension schemes, the following actuarial assumptions have been adopted:


                                            At                   At         At
                                      31 March         30 September   31 March
                                          2005                 2004       2004
                                      per cent             per cent   per cent
UK scheme
Inflation assumption                      2.75                 2.75       2.75
Discount rate                             5.50                 5.50       5.50
Rate of general increase in salaries      4.25                 4.75       4.75
Rate of increase in pensions in
payment                                   2.75                 2.75       2.75
Rate of increase for deferred
pensioners                                2.75                 2.75       2.75
Rate of credited interest                 2.50                 3.00       3.00



The assumption adopted in respect of the expected mortality of the UK plan members is based on the experience analysis carried out for the most recent formal valuation, updated for experience to 31 March 2004. In addition Marconi also recognises that improvements in longevity are likely to continue and has made a further allowance for this within the FRS17 liabilities at 31 March 2005. The UK plan experience will continue to be monitored at successive plan valuations and will inform the Group's choice of assumptions for accounting purposes.

The German plan discount rate was reduced from 5.5% at 31 March 2004 to 4.5% at 31 March 2005. The Italian plan discount rate was reduced from 5.0% at 31 March 2004 to 4.5% at September 2004 and to 4.0% at 31 March 2005. These were the only significant changes to assumptions for our Rest of World plans in the year ended 31 March 2005. The impact of these changes and the results of the latest actuarial valuations are discussed on page 17 of the Operating and Financial Review.

Currency Translation

Transactions denominated in foreign currencies are translated into the functional currency at the rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates prevailing at that date. These translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions in prior periods.

Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the period. Non-sterling net assets are translated at period-end rates of exchange. Key rates used are as follows:


                    Average rates                     Period-end rates
                      Year to
                      31 March             31 March     31 December       31 March
                 2005          2004            2005           2004            2004


US dollar      1.8504        1.7023          1.8896         1.9199          1.8379

Euro           1.4632        1.4435          1.4540         1.4125          1.4956


The differences arising from the restatement of profits and losses and the retranslation of the opening net liabilities to period-end rates are taken to reserves.

2. SEGMENTAL ANALYSIS

Analysis of results and operating net assets/(liabilities) by class of business


GBP million  Operating profit/(loss)       Turnover              Operating
                 Year ended               Year ended      net assets/(liabilities)
                 31 March                  31 March       31 March       31 March
              2005        2004         2005       2004        2005           2004

Optical and
Access
Networks        20         (80)         659        612
                                                               164             71
Network
Services        15          21          471        447
BBRS            25          44          140        185          17             (5)
Central
costs          (57)        (66)           -          -        (121)           (66)
Other            -          (5)           -          -           -              -
             -------      ------       ------     ------    --------        -------

Continuing
Operations       3         (86)       1,270      1,244          60              -
Discontinued
Operations      (2)         24           67        314           -             43
             -------      ------       ------     ------    --------        -------

                 1         (62)       1,337      1,558          60             43
             =======      ======       ======     ======    ========        =======



Goodwill
amortisation   (91)        (98)      Goodwill                  301            436
Operating                            Investments                 8              9
exceptional
items           (9)        (81)
            -------      ------
                                     Net funds                 297            214
Group
operating                            Current taxation          (33)          (104)
loss           (99)       (241)
Joint
ventures         -          (2)      Retirement benefit
Associates       -         (11)      scheme deficits          (228)          (246)
             -------      ------                            --------        -------

Total
operating
loss           (99)       (254)      Net assets                405            352
             =======      ======                            ========        =======



The operating net assets of Optical and Access Networks and Network Services cannot be separately identified as the same assets are generally used to generate sales in each of these segments. The results of these segments are separately reportable. Central costs include GBP25 million of share option and related payroll costs (2004: GBP31 million). Other consists of previous non-core businesses sold in the year ended 31 March 2004.

Operating net assets/(liabilities) include tangible fixed assets, stocks, debtors, creditors (excluding borrowings and taxation) and provisions for liabilities and charges.

Analysis of operating profit/(loss) (before goodwill amortisation and operating exceptional items), turnover and operating net assets/(liabilities) by territory of origin


                         Operating profit/
                              (loss)             Turnover             Operating
                            Year ended        Year ended        net assets/(liabilities)
GBP million                  31 March          31 March          31 March  31 March
                         2005     2004      2005      2004           2005      2004

UK (incl. central
costs)                    (16)     (41)      515       467            (42)      (30)
Other EMEA                  4      (60)      533       490             91        56
North America              22       48       194       486             47        27
CALA                        3       (1)       43        42            (19)       (5)
APAC                      (12)      (8)       52        73            (17)       (5)
                       --------   ------   -------   -------      ---------   -------

                            1      (62)    1,337     1,558             60        43
                       ========   ======   =======   =======      =========   =======


Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet would be amortised under UK GAAP over an average period of approximately 4 years. It is not practical to disclose goodwill amortisation on a segmental basis as any allocation would be arbitrary.

Sales by Group companies to joint ventures and associates amounted to GBP22 million (2004: GBP21 million). Purchases from joint ventures and associates amounted to GBP2 million (2004: GBP1 million).


Analysis of turnover by class of business


GBP million                       To customers in the         To customers
                                   United Kingdom              overseas
Year ended 31 March              2005       2004          2005           2004

Optical and Access Networks       206        156           453            456
Network Services                  261        258           210            189
BBRS                                2          2           138            183
                               --------   --------      --------       --------

Continuing Operations             469        416           801            828
Discontinued Operations             -          -            67            314
                               --------   --------      --------       --------

                                  469        416           868          1,142
                               ========   ========      ========       ========



Analysis of turnover by territory of destination


GBP million
Year ended 31 March                                   2005                2004

UK                                                     469                 416
Other EMEA                                             552                 521
North America                                          195                 470
CALA                                                    45                  44
APAC                                                    76                 107
                                                    --------            --------

                                                     1,337               1,558
                                                    ========            ========

Analysis of operating exceptional items by class of business

GBP million
Year ended 31 March                                 2005                  2004

Optical and Access Networks                          (10)                  (76)
Network Services                                      (1)                    -
BBRS                                                   2                     -
                                                  --------              --------

Continuing Operations                                 (9)                  (76)
Discontinued Operations                                -                    (5)
                                                  --------              --------

                                                      (9)                  (81)
                                                  ========              ========

Analysis of operating exceptional items by territory of origin

GBP million
Year ended 31 March                                     2005             2004

UK (incl. central costs)                                   2              (22)
Other EMEA                                               (11)             (25)
North America                                              2              (25)
CALA                                                      (1)              (5)
APAC                                                      (1)              (4)
                                                      --------         --------

                                                          (9)             (81)
                                                      ========         ========


Further details on operating exceptional items are shown in note 4(a).


3. GROUP OPERATING LOSS

                                                             Operating
                                                           exceptional
GBP million                        Continuing                    items   Total
3 months ended 31 March 2005

Turnover                                  346                        -     346
Cost of sales                            (236)                       -    (236)
                                      ---------                 -------- -------

Gross profit                              110                        -     110

Selling and distribution expenses         (35)                       -     (35)
                                      ---------                 -------- -------
Administrative expenses - other           (19)                      (8)    (27)
Research and development                  (42)                       -     (42)
Goodwill amortisation                     (22)                       -     (22)
                                      ---------                 -------- -------
Administrative expenses - total           (83)                      (8)    (91)
Other operating income                      1                        -       1
                                      ---------                 -------- -------

Operating loss                             (7)                      (8)    (15)
                                      =========                 ======== =======



                                                              Operating
                                                            exceptional
GBP million             Continuing   Discontinued               Items  Total
3 months ended 31 March
2004

Turnover                         329             65                  -     394
Cost of sales                   (223)           (47)                 -    (270)
                              --------      ---------           -------- -------

Gross profit                     106             18                  -     124

Selling and distribution
expenses                         (37)            (4)                 -     (41)
                              --------      ---------           -------- -------
Administrative expenses -
other                            (26)            (2)               (12)    (40)
Research and development         (41)            (4)                 -     (45)
Goodwill amortisation            (22)            (2)                 -     (24)
                              --------      ---------           -------- -------
Administrative expenses -
total                            (89)            (8)               (12)   (109)
Other operating income             -              -                  -       -
                              --------      ---------           -------- -------

Operating (loss)/profit          (20)             6                (12)    (26)
                              ========      =========           ======== =======


In the three months ended 31 March 2005,  share option and related payroll costs
of  GBP4  million  (2004:   GBP12  million)  are  included  within  selling  and
distribution expenses, administrative expenses and research and development.

The Group disposed of its Outside Plant and Power (OPP) and North American Access (NAA) businesses during the years ended 31 March 2005 and 31 March 2004 respectively, these activities are shown as discontinued in the note above.

Operating exceptional items are shown in further detail in Note 4(a). An analysis between Continuing Operations and Discontinued Operations is shown in
Note 2.



                                                             Operating
                                                           exceptional
GBP million               Continuing   Discontinued              items   Total
Year ended 31 March 2005

Turnover                       1,270             67                  -   1,337
Cost of sales                   (857)           (58)                 5    (910)
                              --------      ---------           -------- -------

Gross profit                     413              9                  5     427

Selling and distribution
expenses                        (142)            (5)                 -    (147)
                              --------      ---------           -------- -------
Administrative expenses -
other                            (87)            (2)               (14)   (103)
Research and development        (182)            (4)                 -    (186)
Goodwill amortisation            (89)            (2)                 -     (91)
                              --------      ---------           -------- -------
Administrative expenses -
total                           (358)            (8)               (14)   (380)
Other operating income             1              -                  -       1
                              --------      ---------           -------- -------

Operating loss                   (86)            (4)                (9)    (99)
                              ========      =========           ======== =======


                                                            Operating
                                                          exceptional
GBP million               Continuing   Discontinued             Items    Total
Year ended 31 March 2004

Turnover                       1,244            314                 -    1,558
Cost of sales                   (893)          (242)                9   (1,126)
                              --------      ---------          -------- --------

Gross profit                     351             72                 9      432

Selling and distribution
expenses                        (172)           (21)                -     (193)
                              --------      ---------          -------- --------
Administrative expenses -
other                            (94)            (6)              (90)    (190)
Research and development        (176)           (21)                -     (197)
Goodwill amortisation            (87)           (11)                -      (98)
                              --------      ---------          -------- --------
Administrative expenses -
total                           (357)           (38)              (90)    (485)
Other operating income             5              -                 -        5
                              --------      ---------          -------- --------

Operating (loss)/profit         (173)            13               (81)    (241)
                              ========      =========          ======== ========


In year ended 31 March 2005, share option and related payroll costs of GBP25 million (2004: GBP31 million) are included within selling and distribution expenses, administrative expenses and research and development.


4. EXCEPTIONAL ITEMS

These items have been analysed as follows:

a) Operating exceptional items


                                            3 months ended        Year ended
                                             31 March              31 March
GBP million                                2005       2004      2005      2004

Restructuring credits - included
in cost of sales                  (i)         -          -         5         9
                                         --------   --------   -------   -------

Restructuring costs               (ii)       (8)       (12)      (16)      (89)
Decrease/(increase) in provision
for litigation settlement         (iii)       -          -         2        (5)

Releases in respect of doubtful
debts                             (iv)        -          -         -         4
                                         --------   --------   -------   -------

Included in administrative
expenses                                     (8)       (12)      (14)      (90)
                                         --------   --------   -------   -------
Group operating exceptional items            (8)       (12)       (9)      (81)
                                         ========   ========   =======   =======


 (i) In the year ended 31 March 2005, GBP2 million was received for stock, previously fully provided for through an exceptional charge, and subsequently utilised by Jabil Circuit Inc and GBP3 million related to release of liability provisions held against onerous supply contracts.

In the year ended 31 March 2004, GBP9 million was credited to restructuring costs, which mainly related to the release of liability provisions held against the outsourcing of certain manufacturing operations.

(ii) As part of the Group's cost  reduction  actions,  a net charge of
     GBP16 million (2004: GBP89 million) was recorded during the year ended 31 March 2005. This includes GBP20 million (2004: GBP64 million) for employee severance, a net GBPnil (2004: GBP12 million charge) for site rationalisation and other restructuring costs and a GBP4 million credit in respect of the release of liability provisions associated with the Group's financial restructuring. In the year ended 31 March 2004, GBP13 million was also charged relating to the costs of the financial restructuring.

(iii)In Part X, section 15.4 of our listing particulars we disclosed the lawsuit filed by Bell Communications Research Inc., now known as Telcordia Technologies Inc., or Telcordia. A settlement agreement, in which we agreed to make a one-time payment of $21 million (approximately GBP12 million) to Telcordia was signed on 24 June 2004 in exchange for a license to Telcordia's ATM patent portfolio and as full and final settlement of all outstanding claims. As a consequence of this claim, we have made an exceptional release of GBP2 million of excess provision to our operating results in the year ended 31 March 2005 (GBP5 million was charged in relation to this claim in the year ended 31 March 2004).

(iv) In light of the declining market and economic trends the Group experienced during the year ended 31 March 2002, an exceptional provision against bad and doubtful debts was created. Of this amount, GBP4 million was reassessed and released to the profit and loss account in the year ended 31 March 2004.


b) Non-operating exceptional items


                                          3 months ended        Year ended
                                            31 March              31 March
GBP million                               2005       2004      2005      2004

Gain on disposal of Discontinued
Operations                                   -         66       103        75
Gain on disposal of joint ventures and
associates                                   -          -         -        77
Gain on disposal of fixed assets and
investments in Continuing Operations         -          6         -        25
                                        --------   --------   -------   -------

Non-operating exceptional items              -         72       103       177
                                        ========   ========   =======   =======


In the year ended 31 March 2005, the gain of GBP103 million related to the disposal of our OPP business. The tax charge associated with this gain is GBP4 million.

In the year ended 31 March 2004, the gain on disposal of discontinued operations of GBP75 million related to the disposal of our NAA business of GBP66 million and the recognition of deferred consideration of GBP9 million on the disposal of our Strategic Communications Business, sold in the year to 31 March 2003. The GBP77 million gain on disposals of joint ventures and associates related to the gain on disposal of Easynet (GBP76 million) and Confirmant (GBP1 million). The GBP25 million gain on disposal of fixed assets and investments in Continuing Operations comprised a gain on disposal of Marconi Mobile Access S.p.A. of GBP9 million and other fixed asset investments of GBP22 million, partially offset by a pension settlement loss of GBP6 million arising on the disposal of GDA.

c) Amounts written off investments

The change in value of the Group's investments is accounted for in line with the Group accounting policy whereby listed investments are marked to their market value at the end of each reporting period and unlisted investments are held at the lower of cost and recoverable value.

d) Gain on waiver of balance payable to M (2003) plc

As part of the financial restructuring, Marconi Corporation plc and its subsidiaries entered into an agreement with M (2003) plc and its direct subsidiaries to reassign and waive balances between the M (2003) plc group and the Marconi Corporation plc group. At 31 March 2003, Marconi Corporation plc provided for amounts due to it from M (2003) plc and its direct subsidiaries which are no longer considered to be recoverable. The gain of GBP25 million arose from a direct subsidiary of M (2003) plc waiving payment of the balance on 19 May 2003.


e) Exceptional cash flows


                                           3 months ended        Year ended
                                             31 March              31 March
GBP million                                2005       2004      2005      2004

Operating
Restructuring costs                          (7)       (33)      (28)     (122)
Litigation settlement                         -          -       (12)        -
ESOP settlement                               -          -         -       (35)
                                         --------   --------   -------   -------

Continuing Operations                        (7)       (33)      (40)     (157)
Discontinued Operations - Restructuring
costs                                         -         (2)       (3)       (9)
                                         --------   --------   -------   -------

                                             (7)       (35)      (43)     (166)
                                         ========   ========   =======   =======

Non-operating and financing
Scheme consideration                          -          -         -      (340)
Disposal of tangible fixed assets             -          -         -        26
Net proceeds on disposal of interests in
subsidiary companies, joint ventures and
associates                                   (3)       114       169       222
                                         --------   --------   -------   -------

                                             (3)       114       169       (92)
                                         ========   ========   =======   =======


In the 3 months ended 31 March 2005, the GBP3 million of non-operating cashflow represents GBP7 million related to the disposal of our OPP business, offset by tax refunds of GBP4 million relating to the disposal of our NAA business sold in the year ended 31 March 2004.

5. NET INTEREST RECEIVABLE/(PAYABLE)

                                           3 months ended        Year ended
                                             31 March              31 March
GBP million                                2005       2004      2005      2004

Interest receivable
Loans and deposits                            2          4        10        17
Other                                         -          -         1         -
                                         --------   --------   -------   -------
                                              2          4        11        17
Interest payable - Bank loans, loan
notes and overdrafts (2004: less
interest accrual release of GBP3 million)       -         (9)      (11)      (52)
                                         --------   --------   -------   -------

Net interest receivable/(payable)             2         (5)        -       (35)
                                         ========   ========   =======   =======


6. NET FINANCE EXPENDITURE

                                          3 months ended        Year ended
                                            31 March              31 March
GBP million                               2005       2004      2005      2004

Interest on pension scheme liabilities     (36)       (34)     (143)     (145)
Expected return on pension scheme
assets                                      35         32       141       138
                                        --------   --------   -------   -------
                                            (1)        (2)       (2)       (7)
Premium on redemption of Junior and
Senior Notes                                 -        (25)      (28)      (41)
Other                                        -          -        (1)        -
Exceptional write off of capitalised
losses on swaps                              -          -         -       (46)
Net (loss)/gain on cash and unhedged
foreign exchange borrowings (see note
11)                                         (1)        (3)        -        12
                                        --------   --------   -------   -------

Net finance expenditure                     (2)       (30)      (31)      (82)
                                        ========   ========   =======   =======

7. TAX

a) Tax charge/(credit) on loss on ordinary activities

                                           3 months ended        Year ended
                                             31 March              31 March
GBP million                                2005       2004      2005      2004

Current tax
Corporation tax 30% (2004: 30%)               -          -         -         -
UK overprovision in respect of prior
years                                       (26)         -       (26)      (20)
Overseas tax                                (22)         6         3        12
Overseas overprovision in respect of
prior years                                 (20)        (3)      (25)       (3)

Joint ventures and associates                 -         (2)        -        (2)

Deferred tax - timing differences             -         (6)        -        (6)
                                         --------   --------   -------   -------

                                            (68)        (5)      (48)      (19)
                                         ========   ========   =======   =======


For the three months ended 31 March 2005, the net tax credit of GBP68 million was due to the reversal of prior period provisions, UK tax refunds received in April 2005 and US tax refunds.

For the three months ended 31 March 2005, a non-operating exceptional tax credit of GBP19 million arose due to the release of GBP15 million of tax provisions in respect of the disposal of the OPP business and a tax refund of GBP4 million relating to the disposal of the NAA business.

For the year ended 31 March 2005 the net tax credit of GBP48 million was due to releases of provisions no longer required in respect of prior periods, a credit for US and UK tax refunds, and a charge for the current year.

In the year ended 31 March 2004, a non-operating exceptional tax credit of GBP20 million arose due to the release of tax provisions in respect of prior years following the Marconi Corporation plc Scheme of Arrangement, offset by a tax charge of GBP8 million on the disposal of our NAA business.

Although the Group has significant tax losses as at 31 March 2005, we will incur ongoing tax cash costs where losses are unavailable to cover any historic tax audit adjustments and/or future taxable profits.

b) Factors that may affect future tax charges

Deferred tax assets have not been recognised in respect of operating losses, pension scheme deficits, and exceptional expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

8. PROFIT/(LOSS) PER SHARE

Basic and diluted profit/(loss) per share is calculated by reference to a weighted average of 204.5 million ordinary shares (2004: 249.0 million ordinary shares) in issue during the period. In 2005 the effect of share options is dilutive. The undiluted weighted average shares have been adjusted by 12.4 million in respect of share options to give a diluted weighted average of 216.9 million ordinary shares. This gives a basic diluted profit per share of 9.7p. The effect of share options is anti-dilutive in 2004 and has therefore been excluded from the calculation of diluted weighted average number of shares.

An adjusted basic profit/(loss) per share has been presented in order to highlight the underlying performance of the Group, and is calculated as set out in the table below:


                                    2005                      2004
                                           Profit/                     Profit/
                           Profit/      (loss) per     Profit/      (loss) per
                            (loss)           share      (loss)           share
                       GBP million           Pence GBP million           Pence

Basic profit/(loss)
and basic
profit/(loss) per
share                           21            10.3        (153)          (61.4)
Operating exceptional
items
Restructuring
credits included in
cost of sales                   (5)           (2.4)         (9)           (3.6)
Restructuring costs             16             7.8          89            35.7
Decrease in
provision for
litigation
settlement                      (2)           (1.0)          5             2.0
Releases in respect
of doubtful debts                -               -          (4)           (1.6)
Non-operating
exceptional items
Gain on disposal of
Discontinued
Operations                    (103)          (50.4)        (75)          (30.1)
Gain on disposal of
joint ventures and
associates                       -               -         (77)          (30.9)
Gain on disposal of
investments in
Continuing
Operations                       -               -         (25)          (10.1)
Amounts written off
investments                      -               -           2             0.8
Gain on waiver of
balance payable to
M (2003)
plc group                        -               -         (25)          (10.0)
Goodwill
amortisation                    91            44.5         103            41.4
Write off of
capitalised losses
on swaps                         -               -          46            18.4
Exceptional tax
credit                           -               -         (12)           (4.8)
                             -------        --------     -------         -------
Adjusted
profit/(loss) and
adjusted
profit/(loss) per
share                           18             8.8        (135)          (54.2)
                             =======        ========     =======         =======



9. STOCKS AND CONTRACTS IN PROGRESS


                                       31 March      31 December      31 March
GBP million                                2005             2004          2004

Raw materials and bought in components       37               32            59
Work in progress                             33               50            41
Finished goods                               89               79            69
Long term contract work in progress           3                6             6
Payments on account                           -                -            (1)
                                       ----------      -----------     ---------

                                            162              167           174
                                       ==========      ===========     =========


10. DEBTORS

                                              31 March  31 December   31 March
GBP million                                       2005         2004       2004

Amounts falling due within one year:
Trade debtors                                      307          267        309
Of which: Securitised receivables                   15           10          -
Non-recourse receipts                              (15)         (10)         -
Amounts owed by associates                          17           16         17
Other debtors                                       30           31         36
Current tax                                         22            -          -
Prepayments and accrued income                      15           18         26
                                              ----------   ----------  ---------
                                                   391          332        388
Amounts falling due after more than one year:

Trade debtors                                        -            4          4
Prepayments and accrued income                       1            1          1
                                              ----------   ----------  ---------
                                                     1            5          5
                                              ----------   ----------  ---------

                                                   392          337        393
                                              ==========   ==========  =========


The Group has assigned certain trade debts as security against the advance of cash from a third party provider. All debts remain outstanding at 31 March 2005 and interest of GBP55,000 was recognised in the year. The Group is not obliged to, nor does it intend to, support any credit-related losses arising from the assigned debts against which cash has been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek payment from the Group of the capped finance charge under the arrangement and that recourse from the Group is not available.

The Group has available to it uncommitted customer receivables financing facilities totaling euro 79 million (GBP54 million). Whilst the facilities do not have formal expiry dates, euro 19 million (GBP13 million) is due for review in December 2005 and euro 60 million (GBP41 million) is due for review in March 2006.


11. CASH AT BANK AND IN HAND


                                     31 March       31 December      31 March
GBP million                              2005              2004          2004

Cash and bank deposits repayable on
demand                                    239               260           406
Other cash deposits                        95                89           113
                                     ----------        ----------     ---------

Cash at bank and in hand                  334               349           519
                                     ==========        ==========     =========

Included in the amounts above are restricted
cash balances of:
Collateral against bonding
facilities                                 78                72            85
Held by captive insurance company          17                17            18
Mandatory redemption escrow account         -                 -            10
Secured                                     8                10            11
                                     ----------        ----------     ---------
                                          103                99           124

Cash held at subsidiary level and
cash in transit                            64                66            74
Available Treasury deposits               167               184           321
                                     ----------        ----------     ---------

Cash at bank and in hand                  334               349           519
                                     ==========        ==========     =========

By currency:
Sterling                                  138               161           111
Euros                                     128               108           110
US Dollars                                 35                46           262
Other                                      33                34            36
                                     ----------        ----------     ---------

                                          334               349           519
                                     ==========        ==========     =========


At 31 March 2005, we held approximately euro 78 million (GBP54 million) and US dollar 31 million (GBP17 million) of foreign-currency denominated cash within the UK, as a combination of collateral against bonding facilities and to meet foreign currency working capital requirements. This cash is not treated as a hedge for accounting purposes and gains and losses on retranslation of the cash into sterling are taken to net finance income/(expense).


12. CREDITORS


                                              31 March  31 December   31 March
GBP million                                       2005         2004       2004

Amounts falling due within one year:
Loan notes                                           -            -          8
Bank loans and overdrafts
Repayable on demand                                 10           10         14
Other                                                4            4          4
Obligations under finance leases                     1            -          -
                                              ----------  -----------  ---------
                                                    15           14         26

Payments received in advance                        49           42         56
Trade creditors                                    187          165        155
Amounts owed to associates                           -            1          -
Current tax                                         55           98        104
Other taxation and social security                  23           18         25
Other creditors                                     64           67         77
Accruals and deferred income                       114          118        134
                                              ----------  -----------  ---------

                                                   507          523        577
                                              ==========  ===========  =========

Amounts falling due after more than one year:

Loan notes                                           -            -        257
Bank loans and overdrafts                           21           22         20
Obligations under finance leases                     1            2          2
                                              ----------  -----------  ---------
                                                    22           24        279

Accruals and deferred income                         6            6          6
                                              ----------  -----------  ---------

                                                    28           30        285
                                              ==========  ===========  =========

Borrowings by currency:
Euros                                               27           28         26
US Dollars                                           -            -        265
Chinese Yuan                                        10           10         14
                                              ----------  -----------  ---------
                                                    37           38        305

Less amounts falling due within one year           (15)         (14)       (26)
                                              ----------  -----------  ---------

Amounts falling due after more than one
year                                                22           24        279
                                              ==========  ===========  =========


13. PROVISIONS FOR LIABILITIES AND CHARGES


                                                Contracts      Litigation
                                                      and             and
GBP million  Restructuring     Warranties     commitments     indemnities     Other     Total

At 1 April
2004                    41             32              48              82        16       219
Disposals                -             (1)              -               -         -        (1)
Charged                 24             14               7              13         5        63
Released                (8)            (2)            (11)             (3)       (2)      (26)
Utilised               (33)           (16)            (29)            (25)       (6)     (109)
Exchange
rate
adjustment               -             (1)              1              (1)        -        (1)
                     -------        -------        --------        --------    ------    ------

At 31 March
2005                    24             26              16              66        13       145
                     =======        =======        ========        ========    ======    ======
At 31 December
2004                    24             26              27              72        12       161
                     =======        =======        ========        ========    ======    ======

Restructuring mainly comprises expected costs for termination of employee contracts (GBP15 million) and costs for properties no longer occupied, onerous lease contracts and future scheme administration costs (in total GBP9 million). The associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next three years.

Warranties comprise the expected costs of maintenance under guarantees and other work in respect of products delivered, the associated outflows for which are generally expected to occur over the lives of the products.

Contracts and commitments comprise liquidated damages, onerous supply contracts and losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the contracts, which are long-term in nature.

Litigation and indemnities comprise expected employee related claims, environmental liabilities mainly in North America, other litigation, captive insurance balances and merger and acquisition balances held against warranties provided on the disposal of businesses. Employee related claims relate to industrial diseases. The Group's exposure to these claims, which has been assessed by actuaries, amounts to GBP18 million (2004: GBP19 million) after discounting at a rate of 4.5%, in line with long-term government bond yields at 31 March 2005.

Other provisions mainly comprise payroll taxes on share options and other post-retirement agreements.


14. EQUITY SHAREHOLDERS' INTERESTS


a) Share capital
                                                       Number of           GBP
                                                          shares
Ordinary shares of 25p each
Allotted, called-up and fully paid at 1 April
2004                                                 200,022,311    50,005,578
Shares issued:
Warrants exercised                                         6,809         1,702
Share options exercised                                8,711,819     2,177,955
                                                       -----------   -----------
Allotted, called-up and fully-paid at 31 March
2005                                                 208,740,939    52,185,235

Unissued at 31 March 2005                            418,008,914   104,502,228
                                                       -----------   -----------

Authorised at 31 March 2005                          626,749,853   156,687,463
                                                       ===========   ===========

b) Warrants

At the time of the financial restructuring, the Company issued warrants to holders of shares in M (2003) plc to subscribe for additional ordinary shares of 5p each in the Company. In total 49.8 million warrants, exercisable up until May 2007, were issued at an exercise price of GBP1.50 each. As a result of the subsequent one for five share consolidation, five warrants must now be exercised per 25p ordinary share, giving an aggregate subscription price of GBP7.50 per share.

At 31 March 2005, 49.6 million warrants remained outstanding.

c) Share Options

At 31 March 2005 the following share options were outstanding in respect of the Company's ordinary shares:


                Number of shares under    Subscription
                                option           price
                               million       per share   Exercise period

Senior Management
plan
Granted 24 June 2003               8.5             Nil   May 2004 to May 2013

Granted 1
September 2003                     0.6             Nil   May 2004 to May 2013

Granted 13
February 2004                      1.1             Nil   October 2004 to February 2014


Employee plan
Granted 30 June 2003               4.4           GBP3.08   May 2004 to May 2013

Granted 1
September 2003                     0.2           GBP4.55   May 2004 to May 2013

Granted 13
February 2004                        -           GBP7.17   May 2004 to February 2014

Granted 11
November 2004                          0.8       GBP5.72   November 2006 to  November 2014


Both plans have five performance targets, each having a period in which the options over shares will vest. The first four performance targets have now been met.

The overall impact on the Group's profit and loss account over the life of the plans through to the financial year ending 31 March 2007, assuming the final performance target is also met, will be approximately GBP59 million before payroll taxes. We expect the remaining charge under UK GAAP before payroll taxes to be GBP9 million in the year to 31 March 2006 and GBP2 million in the year to 31 March 2007. The GBP59 million charge is a non-cash item.


15. RESERVES


                     Shares     Share             Capital      Profit
                      to be   premium   Capital reduction    and loss
GBP million          issued   account   reserve   reserve     account    Total

At 1 April 2004          25         -         9         283        (17)    300
Loss retained for
the
period                    -         -         -           -         21      21
Exchange differences      -         -         -           -          5       5
Shares issued             -         4         -           -          -       4
Added in the period      23                   -           -          -      23
Share options
exercised               (24)        -         -           -         22      (2)
Actuarial gain on
retirement benefit
schemes                   -         -         -           -          1       1
Losses transferred        -         -         -         (97)        97       -
                      -------   -------    ------     -------    -------  ------

At 31 March 2005         24         4         9         186        129     352
                      =======   =======    ======     =======    =======  ======

At 31 December 2004      22         3         9         241         15     290
                      =======   =======    ======     =======    =======  ======


On 21 May 2003, the High Court approved a reduction of share capital and share premium accounts. These balances were credited to the Company profit and loss reserve. The High Court determined that any surplus over the deficit at 31 March 2003 was to be held as a non-distributable reserve, which would be transferred to the profit and loss reserve as losses are incurred or when all creditors as at 21 May 2003 have been satisfied. Company losses of GBP97 million have been transferred in the year.


16. CASH FLOW

a) Net cash inflow/(outflow) from operating activities before exceptional items


GBP million
Year ended 31 March 2005                   Continuing   Discontinued      Total

Group operating loss after exceptional
items                                            (95)            (4)       (99)
Operating exceptional items (Note 4(a))            9              -          9
                                              --------      ---------   --------
Group operating loss before exceptional
items                                            (86)            (4)       (90)

Depreciation charge                               37              2         39
Goodwill amortisation                             89              2         91
Shares to be issued related to share
options                                           23              -         23
Increase in stock                                (22)             -        (22)
(Increase)/decrease in debtors                   (21)             6        (15)
Increase/(decrease) in creditors                  34            (13)        21
Decrease in provisions                           (22)            (2)       (24)
                                              --------      ---------   --------

                                                  32             (9)        23
                                              ========      =========   ========

Year ended 31 March 2004                Continuing     Discontinued      Total

Group operating (loss)/profit after
exceptional items                               (249)             8       (241)
Operating exceptional items (Note 4(a))           76              5         81
                                              --------      ---------   --------
Group operating (loss)/profit before
exceptional items                               (173)            13       (160)

Depreciation charge                               63             10         73
Goodwill amortisation                             87             11         98
Shares to be issued related to share
options                                           25              -         25
Decrease/(increase) in stock                      54             (5)        49
Decrease/(increase) in debtors                   151             (3)       148
(Decrease)/increase in creditors                 (81)             7        (74)
Decrease in provisions                            (2)            (6)        (8)
                                              --------      ---------   --------

                                                 124             27        151
                                              ========      =========   ========


b) Returns on investments and servicing of finance


GBP million
Year ended 31 March                                           2005        2004

Income from loans, deposits and investments                     11          17
Interest paid                                                  (15)        (48)
Premium on redemption of Junior and Senior Notes               (28)        (41)
                                                           ---------    --------

                                                               (32)        (72)
                                                           =========    ========

All the above amounts relate to Continuing Operations.

c) Tax paid

GBP million
Year ended 31 March                                    2005               2004

Overseas tax paid                                        (7)                (4)
                                                    =========           ========

All the above amounts relate to Continuing Operations. Tax paid in respect of previous business disposals is included in note 16 (e).


d) Capital expenditure and financial investment

GBP million
Year ended 31 March                                        2005          2004

Purchases of tangible fixed assets                          (35)          (29)
Sales of tangible fixed assets                                3            41
Sales of fixed asset investments                              -            24
                                                         --------      --------

                                                            (32)           36
                                                         ========      ========

Sales of tangible fixed assets shown in 2004 include GBP26 million relating to information technology assets. All the above amounts relate to Continuing
Operations.

e) Acquisitions and disposals

GBP million
Year ended 31 March                                            2005       2004

Investments in subsidiary companies                               -         (6)
Sales of interests in subsidiary companies                      184        136
Sales of interests in associates and joint ventures             (15)        98
Net cash disposed with subsidiary companies                       -         (6)
                                                             --------   --------

                                                                169        222
                                                             ========   ========

f) Net cash inflow from management of liquid resources

GBP million
Year ended 31 March                                             2005      2004

Deposits made with banks and similar financial institutions     (247)     (410)
Deposits withdrawn from banks and similar financial
institutions                                                     270       513
                                                              --------  --------

                                                                  23       103
                                                              ========  ========

g) Net cash outflow from financing

GBP million
Year ended 31 March                                          2005         2004

Issue of ordinary share capital                                 4            -
Decrease in bank loans                                          -           (5)
Decrease in loan notes                                       (270)        (410)
Capital element of finance lease payments                       -           (1)
Scheme consideration                                            -         (340)
                                                           --------     --------

                                                             (266)        (756)
                                                           ========     ========



17. ANALYSIS OF NET MONETARY FUNDS


                              At             Other      Exchange     At      At
                               1                                     31     31
                           April   Cash   non-cash         rate   March    Dec
GBP million                 2004   flow    changes   adjustment    2005   2004

Cash at bank and in
hand                         406   (169)         -            2     239    260

Loans repayable on
demand                       (14)     4          -            -     (10)   (10)
                                   ------
                                   (165)
                                   ------
                                   ------
Liquid resources             113    (23)         -            5      95     89
                                   ------

Amounts falling due within
one year:                          ------
Bank loans                    (4)     4         (4)           -      (4)    (4)
Loan notes                    (8)     8          -            -       -      -
Finance leases                 -      -         (1)           -      (1)     -
                                      -
Amounts falling due after
more than one year:
Bank loans                   (20)    (4)         4           (1)    (21)   (22)
Loan notes                  (257)   262          -           (5)      -      -
Finance leases                (2)     -          1            -      (1)    (2)
                                   ------
                                    270
                                   ------
                            ------ ------   --------     -------- ------- ------
                             214     82          -            1     297    311
                            ====== ======   ========     ======== ======= ======


18. CONTINGENT LIABILITIES

                                      31 March       31 December      31 March
GBP million                               2005              2004          2004

Contingent liabilities at period end        20                20            20
                                      ==========        ==========      ========


Litigation

Contingent liabilities relate mainly to legal proceedings, which in the opinion of the directors, are not expected to have a materially adverse effect on the Group. The Group is engaged in a number of legal proceedings relating to shareholder class actions, patent and other claims under contracts. The Group is vigorously defending these claims, the estimated cost of which is disclosed above, and the directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

Guarantees

At 31 March 2005, the Group had provided third parties with a total of GBP137 million of guarantees, performance bonds and indemnities, the exercise of which is considered to be remote. At 31 March 2005, the value of total collateral against these various guarantees was GBP78 million; in addition, we estimate that GBP59 million of the providers had varying conditional and unconditional rights to call for cash collateral.

19. Post Balance Sheet Events

On 28 April 2005, BT announced that Marconi had not been selected as a preferred supplier for BT's next generation 21CN project. Consequently Marconi has recognised the need to refocus its business and has commenced a process of consultations with Trade Union and employee representatives on a proposed reduction in headcount of a total of up to 800 jobs in the UK.

In the year ended 31 March 2006 we expect the restructuring plan to achieve headcount and associated cost savings of approximately GBP36 million. In addition, we have identified further business cost reduction and efficiency gains from other initiatives, some of which were commenced in the year ended 31 March 2005. The restructuring cash costs are expected to be approximately GBP55 million including cash related to existing restructuring provisions. Of these cash costs, we expect to incur approximately GBP45 million in the year ending 31 March 2006. As a result we expect to achieve overall cost savings on an annualised basis of around GBP50 million; around one half of this amount is expected to be realised in the year ending 31 March 2006.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 17 May 2005